Filed by iVillage Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

Subject: iVillage Inc.
Commission File No.: 333-56150

Quiet Period In Progess

FORWARD-LOOKING STATEMENTS

During the course of this presentation, representatives of iVillage Inc. may make "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning iVillage's business, operations and financial condition. Such forward-looking statements are subject to various known and unknown risks and uncertainties and iVillage cautions you that any forward-looking information provided by or on behalf of iVillage is not a guarantee of future performance. Actual results could differ materially from those anticipated in such forward-looking statements due to a number of factors, some of which are beyond iVillage's control, in addition to those discussed in iVillage's public filings, press releases and other statements by iVillage management. All such forward-looking statements are current only as of the date on which such statements were made. iVillage does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.

IMPORTANT INFORMATION:
In connection with their proposed merger, iVillage Inc. and Women.com Networks, Inc. have filed a Registration Statement with the Securities and Exchange Commission, and a Joint Proxy Statement/Prospectus is included in that Registration Statement. Other materials relating to the merger also will be filed with the Securities and Exchange Commission. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

SEC "WAITING PERIOD"

Due to the fact that iVillage Inc. has filed a registration statement on Form S-4 with the Securities and Exchange Commission ("SEC") relating to the proposed acquisition of Women.com Networks, Inc. and the related rights offering to existing Women.com stockholders, SEC restrictions limit public statements by iVillage representatives to those contained within such S-4 registration statement. As a result, the accompanying presentation (i) only reflects information contained within the S-4 registration statement or otherwise publicly available; (ii) does not constitute an offer or a solicitation of an offer to purchase or sell any securities; (iii) is not part of the joint proxy statement/prospectus included within the S-4 registration statement; and (iv) may not be transcribed or distributed without iVillage's prior written consent. iVillage representatives will not answer any questions or otherwise provide any information (e.g. pro forma projections for the combined company post-merger) requiring them to disclose forward-looking or other information which is not expressly contained within the S-4 registration statement until such registration statement has been declared effective and the rights offering has been completed.

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                                 Doug McCormick
                            Chief Executive Officer

                                  Scott Levine
                            Chief Financial Officer




March 8, 2001

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iVillage Today

          o    Internet-based women's media company

          o    "CONTENT IN CONTEXT" that women trust

          o Uniquely positioned to offer advertisers deeper and richer relationships with their customers

          o    The most successful women's media launch since Lifetime
               Television

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Women Love iVillage

          o    Leading women's community site

          o    Leading health site

          o    9.4% reach of online population




Source: December Media Metrix 2000

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A Powerful Tool for
Communicating with Women

          o    Approx. one quarter billion monthly page views

          o    6.3 million registered members

          o    12.7 million newsletters distributed monthly

          o    880 monthly chats

          o    3,132 monthly message boards

          o    1.4 million personal home pages




Source: iVillage Internal Statistics, DEC '00, JAN 01

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Marketer's Dilemma

Television - The # 1 Method of Reaching
    Women is Losing its Effectiveness

          -    Significant ratings decline

          -    Increased clutter

          -    Sensational programming

          -    Digital cable

          -    Personal Video Recorder (PVR) / Tivo threat

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Cable TV, Once the Solution,
has become the Problem

          o    Advertisers face constant television cost increases

          o    During 2000 Upfront Cable CPMs estimated increase 22%

          o    All TV becoming increasingly inefficient

          o    All TV becoming increasingly fragmented

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Advertisers Need New Sources of Supply

          o    Cable was the cure for high broadcast CPMs

          o    Targeted Internet is the cure for High Cable CPMs

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iVillage Provides Advertisers
With The Answers

          o    69 Million online women

          o    At home: 8 hours, 37 minute online

          o    At work: 10 hours, 32 minutes online




Source: January Media Metrix 2001
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Proving the Model as
a Branding Vehicle

          o    Partnerships with Dynamic Logic & AdIndex Research

          o    90% satisfaction rating by advertising community





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Frequency + Targeting
for Maximum Impact

     Advertiser            4+ Exposures
     Car Manufacturer      Likely to Purchase Minivan
     Purchase              +21%




Source: Dynamic Logic 2001
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Solid Media Companies
Invested in our Success

Investors                      Strategic Relationships

    AOL                            AOL
    Hearst*                        CBS*
    NBC                            Harlequin*
    Tribune                        Hearst*
    Toronto Star*                  HLL
    Walt Disney Company*           NBC
                                   Rodale*
                                   Tesco
                                   Unilever

*women.com

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Advertisers Support Us

Automotive      Financial       Telecommunications &      Retail           Consumer/             Pharmaceutical
                Services        Technology                                 Packaged Goods

Daimler         Bank of         Amazon.com                Fingerhut*       Avon                  American Home
Chrysler*       America*                                                                         Products

Ford            CNA             3Com*                     Hallmark         Campbells*            Bristol-Myers

General         First USA       Dell*                     JC Penney*                             Eli Lilly
Motors*
                State Farm      IBM                       Spencer Gifts    Dasani-Coca-Cola      Glaxo Wellcome


                US Bank         Intel*                    Walmart*         Fuji Film             Johnson & Johnson

                Wells           Microsoft                                  GE                    Merk
                Fargo*                                                                           Noxzema
                                                                                                 Pfizer
                                Network Assoc.*                            Gillette

                                Palm*                                      Hillshire Farms

                                Verizon                                    Kleenex               Warner-Lambert

                                                                           Kraft

                                                                           Noxell

                                                                           P&G
                                                                           Sony Pictures*

                                                                           Unilever

                                                                           Westpoint Stevens

*women.com

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Experienced Media Professionals
New Members of Team iVillage

     o    Doug McCormick, CEO
          CEO, President Lifetime Television Network
          Samuel Goldwyn Co., Cable Health Network, Petry TVB, KCOP-TV

     o    John Barbera, President, Sales & Sales Marketing
          President Sales, Turner Television Sales
          COO, 24/7 Europe

     o    Holly Atkinson, M.D., President iVillage Health
          CEO, New Media for HealthAnswers
          President and CEO, Reuters Health Information
          Award-Winning Medical Journalist, CBS, NBC, PBS

     o    Jane Tollinger, SVP Business Affairs & Operations
          EVP Lifetime Television Network
          SVP Lifetime Business Affairs & Operations
          VP Daytime Network
          Counsel, Columbia Pictures


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Built to Last

     o    Valuable Assets/Strategic Relationships

     o    Experienced management

     o    Strong balance sheet

     o    Women.com acquisition removes significant competitor

     o    iVillage dominates the space

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Solid Balance Sheet

        Cash & Restricted Cash              $ 58.2

        Working Capital                     $ 40.2

        Total Liabilities                   $ 31.1



As of 12.31.00 (dollars in millions)

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 EBITDA Margin Continues to Improve

                                   [Graphic]


                       1999                        2000
          -----------------------------   -----------------------------
            Q1      Q2      Q3      Q4      Q1      Q2      Q3      Q4
EBITDA
margin    (14.2)  (12.5)  (17.8)  (16.4)  (12.5)   (9.9)   (7.0)   (6.2)

                     1999        2000       % Decrease
        EBITDA     ($60.8)     ($35.7)           41%


Dollars in millions

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Survival of the Fittest

     o    $58 million of cash and restricted cash at 12/31/00

     o An additional $20 million of cash to be received upon closing of the Women.com transaction

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Advertising Breakdown -
Traditional vs. Dot-com

                Q1      Q2      Q3      Q3
Traditional     35%     40%     55%     58%
Dot-com         65%     60%     45%     42%

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Women.com Acquisition

     o Exchange .322 shares of iVillage for every one share of Women.com

     o    Rights offering to Women.com shareholders for $20 million

     o Hearst guarantees to purchase all rights not subscribed to by Women.com shareholders

     o    Hearst get 3 board seats out of 10

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Sizable  & Valuable Assets

     o    #1 Women's Website

     o    Newborn Channel

     o    Health Channel

     o    Lamaze Publishing

     o    iVillage India - Licensing Venture

     o    iVillage UK - Joint Venture

     o    Beauty Channel Joint Venture with Unilever

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Poised For The Future: Metrics Management & Money

     o    Ad Market Turnaround

     o    Exploitation of Newborn Channel Asset

     o    Exploitation of Health Asset

     o    Targeted Subscription Services

     o    Licensing

     o    Joint Ventures